Mirisata PDX

Profit and Loss
January - March, 2022

	TOTAL
Income	
Hillsboro Sales	17,176.24
Doordash	517.25
Hillsboro Discounts	-145.81
Total Hillsboro Sales	**17,547.68**
PDX Sales	159,469.97
Discounts	-1,529.63
DoorDash	15,634.46
Returns	-63.31
Uber	6,499.03
Total PDX Sales	**180,010.52**
Uncategorized Income	937.00
Total Income	**$198,495.20**
Cost of Goods Sold	
Hillsboro COGS	
CC Processing Fees	614.39
Delivery Fees	16.50
Food	4,754.78
Other COGS	269.34
Total Hillsboro COGS	**5,655.01**
PDX COGS	
Alcohol	2,869.43
CC Processing Fees	5,000.64
Delivery Fees	1,904.30
Food	45,337.35
Other COGS	3,132.68
Total PDX COGS	**58,244.40**
Total Cost of Goods Sold	**$63,899.41**
GROSS PROFIT	**$134,595.79**
Expenses	
Advertising & Marketing	3,046.90
Auto Expenses	56.85
Bank Charges & Fees	28.85
Car & Truck	472.36
Dues & Subscriptions	30.00
Software	1,340.51
Total Dues & Subscriptions	**1,370.51**
Food Cart Rental	2,175.00
Guaranteed Payments	4,011.42
Akila Herath	5,069.60

Mirisata PDX

Profit and Loss
January - March, 2022

	TOTAL
Ihan Pallebage	8,066.91
Justice del Castillo	6,521.40
Padma Abeardhana	7,440.64
Rochelle	8,688.57
Theodore West	8,923.98
Total Guaranteed Payments	**48,722.52**
Insurance	1,208.20
Interest Paid	1,141.41
Legal & Professional Services	1,850.00
Payroll Expenses	
Contractors	4,629.29
Gross Wages	39,543.76
Health Insurance	4,610.29
Payroll Taxes	4,416.69
Total Payroll Expenses	**53,200.03**
Rent & Lease	19,392.00
Repairs & Maintenance	354.00
Research + Development	74.37
Supplies	23.88
Office	117.19
Restaurant	4,112.55
Smallwares	1,568.53
Total Supplies	**5,822.15**
Taxes & Licenses	20.00
Uncategorized Expense	1,454.77
Utilities	
Electric	1,233.77
Garbage	906.20
Gas	2,050.49
Phone/Internet	571.52
Water	703.88
Total Utilities	**5,465.86**
Total Expenses	**$145,855.78**
NET OPERATING INCOME	**$ -11,259.99**
Other Income	
Interest Income	0.09
Tips Income	22,958.55
Total Other Income	**$22,958.64**
NET OTHER INCOME	**$22,958.64**
NET INCOME	**$11,698.65**

Mirisata PDX

Balance Sheet
As of March 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	412.25
Checking	8,477.26
Door Dash Holding	804.53
Petty Cash	0.00
Postmates Holding	0.00
Savings	13.87
Shopify Holding	0.00
Spoton Holding	1,734.58
Uber Holding	89.35
Total Bank Accounts	**$11,531.84**
Other Current Assets	
Inventory Asset	7,700.00
Total Other Current Assets	**$7,700.00**
Total Current Assets	**$19,231.84**
Fixed Assets	
Accumulated Amortization	-151.36
Accumulated Depreciation	-4,184.29
Equipment	15,242.29
Leasehold Improvements	15,910.99
Start Up Expenses	151.36
Vehicles	7,500.00
Total Fixed Assets	**$34,468.99**
Other Assets	
Security Deposit	3,503.50
Total Other Assets	**$3,503.50**
TOTAL ASSETS	**$57,204.33**

Mirisata PDX

Balance Sheet
As of March 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Gift Cards	3,973.25
Loan Payable	
▇▇▇▇▇▇▇	105.00
▇▇▇▇▇▇▇▇▇▇▇	7,500.00
Earthly Gourmet Loan	23,734.95
Farm Spirit	0.00
▇▇▇▇▇▇▇	2,000.00
Spoton Loan	18,068.96
Total Loan Payable	**51,408.91**
Payroll Liabilities	
Direct Deposit	0.00
Garnishment	0.00
Payroll Taxes Owed	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$55,382.16**
Total Current Liabilities	**$55,382.16**
Total Liabilities	**$55,382.16**
Equity	
Retained Earnings	-9,876.48
Net Income	11,698.65
Total Equity	**$1,822.17**
TOTAL LIABILITIES AND EQUITY	**$57,204.33**

Mirisata PDX

Statement of Cash Flows
January - March, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,698.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Gift Cards	19.75
Loan Payable:Earthly Gourmet Loan	-758.39
Loan Payable:Spoton Loan	-18,115.17
Payroll Liabilities:Direct Deposit	0.00
Payroll Liabilities:Payroll Taxes Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,853.81**
Net cash provided by operating activities	**$ -7,155.16**
NET CASH INCREASE FOR PERIOD	**$ -7,155.16**
Cash at beginning of period	18,687.00
CASH AT END OF PERIOD	**$11,531.84**